

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

2 January 2003



04012222

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1.   makes or is required to make public pursuant to the laws of England and Wales;

2.   distributes or is required to distribute to the holders of its securities; and

3.   files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 31 December 2003, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

A copy of the relevant documentation is enclosed for your review.

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

Very truly yours,

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered holder	Shares held
Chase Nominees Limited	6,566,500
State Street Nominees Limited	252,100
State Street Bank & Trust	13,623,464
Mellon Bank	7,458,842
Chase Manhattan Bank London	2,139,000
Chase Nominees Ltd	279,170
Chase Nominees Ltd	3,353,900
Northern Trust	1,122,800
Chase Nominees Ltd	5,681,400
Bank of New York London	461,700
Northern Trust	957,800
Nortrust Nominees Ltd	1,746,100
J P Morgan	232,800
HSBC Client Holdings Nominee (UK) Ltd	3,551,619
Brown Borthers Harriman Ltd. LUX	74,036
Total	**47,501,231**

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class
Not applicable

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p

10. Date of transaction

Not supplied

11. Date company informed

31 December 2003

12. Total holding following this notification

47,501,231

13. Total percentage holding of issued class following this notification

8.724%

14. Any additional information

The notifiable interests include interests held on behalf of authorised unit trust schemes in the UK notwithstanding the exemption from reporting pursuant to section 209(1)(h) of the Companies Act 1985. The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively

15. Name of contact and telephone number for queries

Michael Vaux, Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Michael Vaux, Assistant Company Secretary

Date of notification

31 December 2003



December 26, 2003

MyTravel Group PLC
Parkway One
Parkway Business Centre
300 Princess Rd
Manchester M14 7 QU
United Kingdom

FAX: 011-44-1-61-23-26-909

ATTN: Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX at (617) 476-0363.

Kindest regards,

Eleanor Chemlen
Sr. Compliance Specialist



Amendment #13

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: <u>MyTravel Group Plc.</u>

2. Notifiable Interest: <u>Ordinary Shares + Convertibles</u>

    (A)   FMR Corp.
           82 Devonshire Street
           Boston, MA 02109

           Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, (See Schedule A for listing of Registered Shareholders and their holdings).

    (B)   Fidelity International Limited (FIL)
           P.O. Box HM 670
           Hamilton HMCX, Bermuda

           Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

           Mr. Edward C. Johnson 3d
           82 Devonshire Street
           Boston, MA 02109

    A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.



5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By _____

Nicholas E. Steck
Vice President & Compliance Officer - FMR Co.
Duly authorized under Powers of
Attorney dated December 5, 2003 by
Eric D. Roiter by and on behalf of FMR
Corp. and its direct and indirect
subsidiaries, and Fidelity International
Limited and its direct and indirect
subsidiaries.

Schedule A

Security: Mytravel Group Plc

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)		
6,566,500	FMRCO	Chase Nominees Limited
252,100	FMRCO	State Street Nominees Limited
13,623,464	FMRCO	State Street Bank & Trust
7,458,842	FMRCO	Mellon Bank
2,139,000	FISL	Chase Manhattan Bank London
279,170	FISL	Chase Nominees Ltd
3,353,900	FPM	Chase Nominees Ltd
1,122,800	FPM	Northern Trust
5,681,400	FIL	Chase Nominees Ltd
461,700	FIL	Bank of New York London
957,800	FIL	Northern Trust
1,746,100	FIL	Nortrust Nominees Ltd
232,800	FIL	JP Morgan
3,551,619	FIL	HSBC Client Holdings Nominee (UK) Limited
74,036	FIL	Brown Brothers Harriman Ltd. LUX

47,501,231 ✓

The following shares are from the assumed conversion of 32,653,298 convertible securities

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
558,033	FISL	Chase Nominees Ltd
147,990	FIL	Brown Brothers Harriman Ltd. LUX
6,469,704	FIL	HSBC Client Holdings Nominee (UK) Limited
82,364	FIL	Chase Manhattan Bank London
112,867	FIL	Brown Brothers Harriman

Total Ordinary Shares+Convertibles   54,872,189

Current ownership percentage: 9.94%

Shares in issue: 551,829,449

Change in holdings since last filing: (14,374,710) *ordinary shares*